Exhibit 20

NEWS

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IMMEDIATE RELEASE
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FORD MOTOR COMPANY REPORTS NOVEMBER U.S. SALES

Ford's O'Connor: "November auto sales rate stronger than October."

Ford's Gilmour: "Maintaining earnings guidance despite trimming 4Q production to meet year-end inventory targets."

DEARBORN, MI, December 3, 2002 - U.S. customers purchased or leased 261,705 cars and trucks from Ford, Mercury, Lincoln, Jaguar, Volvo, and Land Rover dealers in November, down 16.6 percent compared with last November's strong sales.

"It appears the November auto sales rate rebounded from October," said Jim O'Connor, Ford Group Vice President, North America Marketing, Sales and Service. "This is encouraging, as is the upturn in November's consumer confidence surveys. Overall, we remain optimistic about the prospects for auto sales in the months ahead as consumer fundamentals remain positive."

O'Connor also is encouraged by the continued improvement in the company's U.S. market share since the Revitalization Plan was announced in January 2002.

"We are on track to finish the 2002 calendar year with a higher market share than where we started," said O'Connor. "The new Ford Expedition and Lincoln Navigator have made significant contributions


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to our improving market share trend among individual retail customers."

Ford Expedition posted November sales of 16,445, up 18 percent compared with a year ago and the highest monthly sales since March 2001. Lincoln Navigator sales were 2,433, up 11 percent. Sales of other Ford, Lincoln and Mercury products were lower than last November's strong sales results.

The company's Volvo and Land Rover brands achieved higher sales than a year ago. Volvo's November sales were 7,770, up four percent reflecting the debut of the all-new XC90 sport utility vehicle. Land Rover sales were 3,803, up 44 percent reflecting the addition of the Freelander and the all-new Range Rover.

Land Rover and Jaguar already have set new calendar year sales records. November was the 13th month in a row of record sales for Land Rover. Jaguar's November sales (4,223) were lower than a year ago, interrupting a string of 15 months in a row of record sales.

North American Production
The company is revising its fourth quarter North American production plan downward to meet year-end inventory targets for specific models. Presently, the company plans to produce 940,000 vehicles in the fourth quarter, a reduction of 25,000 vehicles from the previous plan.

"Our Revitalization Plan remains on track," said Allan Gilmour, Vice Chairman and Chief Financial Officer. "Despite the production cuts, we are re-affirming the profit guidance provided on October 16. We expect to earn a slight profit in the fourth quarter and to earn about $0.40 a share for the full year, excluding unusual items."

In the first quarter of 2003, the company plans to produce one million vehicles in North America, up 60,000 units from the fourth quarter 2002, but lower than the 1.052 million vehicles produced in the first quarter of 2002 when the company was rebuilding inventories from a decade-low level.